Exhibit 5.2

BY REGISTERED AIR MAIL	Allen & Overy
TE Connectivity Ltd.	société en commandite simple, inscrite au barreau de Luxembourg
Rheinstraße 20	33 avenue J.F. Kennedy L-1855 Luxembourg
CH-8200 Schaffhausen	Boîte postale 5017 L-1050 Luxembourg

	Tel	+352 4444 55 1
Tyco Electronics Group S.A.	Fax	+352 4444 55 222
17, Boulevard Grande-Duchesse Charlotte	Direct	+352 44 44 55 411
L-1331 Luxembourg	Personal fax	+352 44 44 55 447
marc.feider@allenovery.com

Our ref                                                                                  0087007-0000001 LU:7583145.6

Luxembourg, 31 July 2014

Tyco Electronics Group S.A. (incorporated with limited liability under the laws of the Grand Duchy of Luxembourg)

Dear Sirs

We have acted as special legal advisers in the Grand Duchy of Luxembourg (Luxembourg) to Tyco Electronics Group S.A. (the Company), a public limited liability company (société anonyme) organized under the laws of Luxembourg and registered with the Luxembourg Trade and Companies Register (the Register) under the number B 123.549 in connection with the proposed issue of (i) an aggregate of USD 500,000,000 principal amount of its Senior Floating Rates Notes due 2016 (the Floating Rates Notes), (ii) an aggregate of USD 250,000,000 principal amount of its 2,350% Senior Notes due 2019 (the 2019 Notes) and (iii) an aggregate of USD 250,000,000 principal amount of its 3,450% Senior Notes due 2024 (the 2024 Notes, and together with the Floating Rates Notes and the 2019 Notes, the Securities) pursuant to the terms of an underwriting agreement, dated 28 July 2014 (the Underwriting Agreement). The Securities will be fully and unconditionally guaranteed as to payment of principal, premium and interest (collectively the Guarantees) by TE Connectivity Ltd. (the Guarantor). The Securities and the Guarantees are to be issued pursuant to an indenture dated as of 25 September 2007 (the Base Indenture), as supplemented from time to time and for the last time by the ninth supplemental indenture dated 31 July 2014 governing the 2019 Notes (the Ninth Supplemental Indenture), the tenth supplemental indenture dated 31 July 2014 governing the 2024 Notes (the Tenth Supplemental Indenture) and the eleventh supplemental indenture dated 31 July 2014 governing the Floating Rate Notes (the Eleventh Supplemental Indenture) among the Company, the Guarantor and Deutsche Bank Trust Company Americas, as trustee (the Trustee).

We are delivering this opinion letter to you in connection with the registration statement on Form S-3 pertaining to the Securities filed by the Company and the Guarantor with the Securities and Exchange Commission (the Registration Statement) on 21 January 2011.

We give this opinion on the basis and subject to the assumptions and qualifications set out below.

* This document is signed on behalf of Allen & Overy, a société en commandite simple, registered on list V of the Luxembourg bar. The individual signing this document is a qualified lawyer representing this entity.

Allen & Overy, société en commandite simple, is an affiliated office of Allen & Overy LLP. Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Barcelona, Beijing, Belfast, Bratislava, Brussels, Bucharest (associated office), Budapest, Casablanca, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hanoi, Ho Chi Minh City, Hong Kong, Istanbul, Jakarta (associated office), London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo, Warsaw, Washington, D.C., and Yangon.

1.                                      BASIS OF OPINION

(a)                                 This opinion is confined to Luxembourg law as currently in force and applied. This opinion is to be construed in accordance with the laws of Luxembourg.

(b)                                 For the purpose of giving this opinion, we have examined, to the exclusion of any other document, copies of the following documents:

(i)                                     the form of the Securities;

(ii)                                 an electronic copy received by e-mail of the executed Base Indenture dated 25 September 2007, as supplemented from time to time and for the last time by the Ninth Supplemental Indenture, the Tenth Supplemental Indenture and the Eleventh Supplemental Indenture (collectively the Supplemental Indentures, and together with the Base Indenture, the Indenture);

(iii)                               electronic copies received by e-mail of the executed Guarantees dated 31 July 2014;

(iv)                              an electronic copy received by e-mail of (i) an extract of the minutes of the meeting of the board of directors of the Company held on 18 July 2007 whereby the board of directors approved the Base Indenture and (ii) a copy of the minutes of the meeting of the board of directors of the Company held on 18 June 2014 whereby the board of directors authorized inter alia the execution, delivery and performance of the Underwriting Agreement, the Supplemental Indentures and the issuance by the Company of debt securities for an aggregate principal amount not exceeding USD 1,500,000,000 in connection with transactions either registered, subject to future registrations, or exempted from registration, with the US Securities and Exchange Commission (the Resolutions);

(v)                                 a copy of the consolidated articles of association of the Company as of 25 April 2014 (the Articles);

(vi)                              an electronic copy received by e-mail of a certificate issued by a director of the Company (the Director’s Certificate);

(vii)                           an electronic copy of an excerpt from the Register pertaining to the Company dated 31 July 2014 (the Excerpt); and

(viii)                        an electronic copy of a negative certificate (certificat négatif) issued by the Register dated 31 July 2014, stating that on the day immediately prior to the date of issuance of the certificate there were no records at the Register of any court order regarding, amongst others, a (i) bankruptcy adjudication against the Company, (ii) moratorium or reprieve from payment (sursis de paiement), (iii) controlled management (gestion contrôlee) or (iv) general settlement or composition with creditors (concordat préventif de faillite) (the Certificate).

In addition, on 31 July 2014, at 10 a.m. CET, we checked on the internet site of the Register and did not detect (i) actions for a voluntary or compulsory liquidation of the Company and/or (ii) steps to appoint a liquidator or a similar officer over or to wind up the Company at that date and time on record on the internet site of the Register (the Search).

Terms defined in the Underwriting Agreement and used herein, but not otherwise defined herein, have the meanings ascribed thereto in the Underwriting Agreement. The items described in paragraphs 1.(b) (i) and

(ii) above, together with the Securities, will hereinafter each be referred to as an Opinion Document and collectively as the Opinion Documents.

2.                                      ASSUMPTIONS

For the purpose of this legal opinion, we have assumed with your consent and we have not verified independently:

2.1                               the genuineness of all signatures, stamps and seals, the conformity to the originals of all the documents submitted to us as certified, photostatic, faxed or e-mailed copies or specimens and the authenticity of the originals of such documents;

2.2                               that where documents have been examined by us in draft or specimen form, such documents will be or have been executed in the form of that draft or specimen;

2.3                               that all factual matters and statements relied upon or assumed herein are true and were true and complete on the date of execution of the Opinion Documents (and any document in connection therewith);

2.4                               that each Opinion Document has been executed by such person(s) as specified in the Resolutions;

2.5                               that the entry into and performance by the Company under the Opinion Documents will materially benefit the Company and are in its best interest and for its corporate benefit;

2.6                               that all the parties to the Opinion Documents (other than the Company) are companies duly organized, incorporated and validly existing in accordance with the laws of the jurisdictions of their respective incorporation and/or their place of effective management, having a corporate existence, that in respect of all the parties to the Opinion Documents (other than the Company), no steps have been taken pursuant to any insolvency proceedings to appoint an administrator, receiver or liquidator over the respective parties or their assets and that no voluntary winding-up of such parties has been recorded at the date hereof;

2.7                               the due and valid authorization, execution and delivery of each Opinion Document (and any document in connection therewith) by all the parties thereto (other than the Company), as well as the power, authority, capacity and legal right of all the parties thereto (other than the Company) to enter into, execute, deliver and perform their respective obligations thereunder, and compliance with all applicable laws and regulations, other than Luxembourg law;

2.8                               that all authorizations, approvals and consents of any country other than Luxembourg which may be required in connection with the execution, delivery and performance of each Opinion Document (and any other documents in connection therewith) have been or will be obtained and that all internal corporate or other authorization procedures by each party (other than the Company) for the execution by it of each Opinion Document (or any document in connection therewith) to which it is expressed to be a party, have been duly fulfilled;

2.9                               that the place of the central administration (siège de l’administration centrale) and the centre of main interests (as such term is defined in the Council Regulation (EC) No 1346/2000 of 29 May 2000 on insolvency proceedings, as amended) of the Company are located at its registered office (siège statutaire) in Luxembourg;

2.10                        that there are no provisions of the laws of any jurisdiction outside Luxembourg which would adversely affect, or otherwise have any negative impact on, the opinions expressed in this legal opinion;

2.11                        that all conditions precedent to the effectiveness of each Opinion Document have been satisfied and that therefore such Opinion Documents are in full force and effect as against the parties thereto;

2.12                        that any representation, warranty or statement of fact or law, other than as to the laws of Luxembourg, made in each Opinion Document is true, accurate and complete in all respects material to this opinion;

2.13                        that the Resolutions are in full force and effect, have not been amended or rescinded since the date referred to in paragraph 1. (b) (iv) above, either in whole or in part, and accurately record the resolutions passed by the board of directors of the Company and that the Resolutions will materially benefit the Company and have been taken in the best interest, and for the corporate benefit of, the Company;

2.14                        that the Articles have not been amended or revoked since the date referred to in paragraph 1. (b) (v) above; and

2.15                        that the meetings of the board of directors held on 18 July 2007 and 18 June 2014 mentioned in paragraph 1. (b) (iv) were duly convened and duly held.

3.                                      OPINION

Subject to the assumptions made above and the qualifications set out below and to any matters not disclosed to us, we are of the opinion that under the laws of Luxembourg in effect, and as published, construed and applied by the Luxembourg courts, on the date hereof:

3.1                               The Company is a public limited liability company (société anonyme) duly incorporated and validly existing under the laws of Luxembourg for an unlimited duration, with corporate power and authority under the laws of Luxembourg to enter into and perform its obligations under the Opinion Documents.

3.2                               The Company has the corporate power and authority under the laws of Luxembourg to enter into, execute and deliver the Opinion Documents and to perform its obligations thereunder.

3.3                               The Opinion Documents have been duly authorised, executed and delivered on behalf of the Company.

4.                                      QUALIFICATIONS

The foregoing opinion is subject to the following qualifications.

Luxembourg legal concepts are expressed in English terms and not in their original French or German terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. It should be noted that there are always irreconcilable differences between languages making it impossible to guarantee a totally accurate translation or interpretation.

In particular, there are always some legal concepts which exist in one jurisdiction and not in another, and in those cases it is bound to be difficult to provide a completely satisfactory translation or interpretation because the vocabulary is missing from the language. We accept no responsibility for omissions or inaccuracies to the extent that any are attributable to such factors.

5.                                     This opinion is as of this date and we undertake no obligation to update this opinion or advise of changes hereafter occurring. We express no opinion as to any matters other than those expressly set forth herein, and no opinion is, or may be, implied or inferred herefrom. We express no opinion on any economic, financial or statistical information (including formulas determining payments to be made) contained in the Opinion Documents (or any document in connection therewith).

6.                                      This legal opinion is given on the express basis, accepted by each person who is entitled to rely on it, that this legal opinion and all rights, obligations or liability in relation to it are governed by, and shall be construed in accordance with, Luxembourg law and that any action or claim in relation to it can only be brought before the courts of Luxembourg.

7.                                      Any person who is entitled to, and does, rely on this opinion agrees, by so relying, that, to the fullest extent permitted by law and regulation (and except in the case of wilful misconduct or fraud) there is no assumption of personal duty of care by, and such person will not bring any claim against, any individual who is a partner of, member of, employee of or consultant to Allen & Overy, société en commandite simple, Allen & Overy LLP or any other member of the group of Allen & Overy undertakings and that such person will instead confine any claim to Allen & Overy, société en commandite simple, Allen & Overy LLP or any other member of the group of Allen & Overy undertakings (and for this purpose “claim” means (save only where law and regulation applies otherwise) any claim, whether in contract, tort (including negligence), for breach of statutory duty, or otherwise).

This opinion is given for your benefit only. It may not be relied upon by or disclosed to any other person, quoted, referred to or otherwise used (save as required by law) without our prior written consent, save that it may be included as exhibit 5.2 to the Registration Statement.

Yours faithfully,

/s/ Mark Feider

Allen & Overy*
Marc Feider
Partner
Avocat à la Cour

* This document is signed on behalf of Allen & Overy, a société en commandite simple, registered on list V of the Luxembourg bar. The individual signing this document is a qualified lawyer representing this entity.